FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180779-13
January 20, 2015

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which this material may have been attached are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

$1,008,703,000 (Approximate)
Morgan Stanley Bank of America Merrill Lynch Trust 2015-C20
as Issuing Entity
Morgan Stanley Capital I Inc.
as Depositor
Morgan Stanley Mortgage Capital Holdings LLC
Bank of America, National Association
CIBC Inc.
as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2015-C20

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-SB, A-3, A-4, X-A, A-S, B, PST and C of its Series 2015-C20 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated January 14, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-000015 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated January 14, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-000013 (the “Term Sheet”):

Structural and Collateral Updates

●	It is expected that Moody’s will assign the Class X-A Certificates a rating of “Aa1(sf)” on the closing date of this transaction.

●
With respect to the mortgage loan identified on Appendix I to the Free Writing Prospectus as Discovery Business Center, representing approximately 9.6% of the initial pool balance, the Cash Flow Analysis table on page III-8 of Appendix III to the Free Writing Prospectus and page T-30 of the Term Sheet is revised to reflect June 30, 2012 and June 30, 2013 occupancy percentages of 71.3% and 75.8%, respectively, based on the property rent rolls.  The most recent occupancy as of the property’s October 28, 2014 rent roll was 94.8%.  The occupancy numbers previously shown were reflective of economic occupancy and not physical occupancy.

●
With respect to the mortgage loan identified on Appendix I to the Free Writing Prospectus as Ashford Portfolio - Palm Desert, CA, representing approximately 2.1% of the initial pool balance, the related borrower has informed the lender that it intends to exercise its right under the related mortgage loan agreement to transfer 100% of the indirect equity interests in such borrower and the related operating lessee to a publicly traded company or a private real estate investment trust (or an affiliate or an entity that is in control thereof) that is externally advised by Ashford, Inc. or its affiliates.  Such equity transfer is not expected to be completed prior to the closing date of this transaction.

●
With respect to the mortgage loan identified on Appendix I to the Free Writing Prospectus as Ashford Portfolio - Charlotte/Durham, NC, representing approximately 1.8% of the initial pool balance, the related borrower has informed the lender that it intends to exercise its right under the related mortgage loan agreement to transfer 100% of the indirect equity interests in such borrower and the related operating lessee to a publicly traded company or a private real estate investment trust (or an affiliate or an entity that is in control thereof) that is externally advised by Ashford, Inc. or its affiliates.  Such equity transfer is not expected to be completed prior to the closing date of this transaction.

●
The Morningstar criteria for a “Master Servicer Termination Event” is replaced in its entirety with the following:  “a servicing officer of the master servicer obtains knowledge that the master servicer has failed to maintain a ranking by Morningstar equal to or higher than “MOR CS3” as a master servicer and the master servicer is not reinstated to that ranking within 60 days (provided that if Morningstar has not issued a ranking with respect to such master servicer then the following will constitute a Master Servicer Termination Event:  such master servicer was acting as master servicer in a commercial mortgage loan securitization that was rated by a Rating Agency within the 12-month period prior to the date of determination (or, in the case of the initial master servicer, prior to the Closing Date), and Morningstar has qualified, downgraded or withdrawn the then-current rating or ratings of one or more classes of commercial mortgage securities, publicly citing servicing concerns with the master servicer as the sole or material factor in such rating action (and such qualification, downgrade or withdrawal has not been withdrawn by Morningstar within 60 days of such event))”.

●
The Morningstar criteria for a “Special Servicer Termination Event” is replaced in its entirety with the following:  “a servicing officer of the special servicer obtains knowledge that the special servicer has failed to maintain a ranking by Morningstar equal to or higher than “MOR CS3” as a special servicer and the special servicer is not reinstated to that ranking within 60 days (provided that if Morningstar has not issued a ranking with respect to such special servicer then the following will constitute a Special Servicer Termination Event:  such special servicer was acting as special servicer in a commercial mortgage loan securitization that was rated by a Rating Agency within the 12-month period prior to the date of determination (or, in the case of the initial special servicer, prior to the Closing Date), and Morningstar has qualified, downgraded or withdrawn the then-current rating or ratings of one or more classes of commercial mortgage securities, publicly citing servicing concerns with the special servicer as the sole or material factor in such rating action (and such qualification, downgrade or withdrawal has not been withdrawn by Morningstar within 60 days of such event))”.

●
The table under the section entitled “Exceptions to Mortgage Loan Representations and Warranties—Bank of America, National Association Mortgage Loans” in Appendix VI to the Free Writing Prospectus is updated as shown on Exhibit A attached hereto.

●
The table entitled “Prior Securitization History” on page T-18 of the Term Sheet is modified to add the following row after the entry for “Brookhill V Shopping Center” and before the entry for “White Clay Center II & III”:

Loan No.	Mortgage Loan Seller	Property Name	City	State	Property Type	Cut-off Date Balance	% of Pool	SF/Units	Cut-off Date Balance per SF/Unit	UW NCF DSCR	UW NOI Debt Yield	Cut-off Date LTV	Maturity Date LTV	Prior Securitization
40	CIBC	Hester’s Crossing	Round Rock	TX	Retail	$9,150,000	0.8%	76,091	$120.25	1.69x	10.9%	74.7%	63.5%	JPMCC 2006-CB17

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an Underwriting Agreement, dated as of the date of the prospectus supplement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Drexel Hamilton, LLC (collectively, the “Underwriters”).  Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance or Notional Amount of each class of Offered Certificates presented below.
Underwriters	Class A-1	Class A-2	Class A-SB	Class A-3	Class A-4

Morgan Stanley & Co. LLC	$	$	$	$	$

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$

CIBC World Markets Corp.	$	$	$	$	$

Drexel Hamilton, LLC	$	$	$	$	$

Total	$	$	$	$	$
Underwriters	Class X-A	Class A-S	Class B	Class PST	Class C

Morgan Stanley & Co. LLC	$	$	$	$	$

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$

CIBC World Markets Corp.	$	$	$	$	$

Drexel Hamilton, LLC	$	$	$	$	$

Total	$	$	$	$	$

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-lead managers and co-bookrunners with respect to the Offered Certificates. CIBC World Markets Corp. and Drexel Hamilton, LLC will act as co-managers with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased.  In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriters may be increased.  The depositor expects to receive from this offering approximately $                      , plus accrued interest from January 1, 2015, before deducting expenses of the offering.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers.  Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC, Bank of America, National Association and CIBC Inc., engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers.  See “Risk Factors—Risks Related to Conflicts of Interest” in the Free Writing Prospectus.

Each Underwriter has represented and agreed, that:

(a)           in the United Kingdom, it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity; and

(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the EU Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that, with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public in that Relevant Member State other than:

(a)           to any legal entity which is a “qualified investor” as defined in the EU Prospectus Directive;

(b)           to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the depositor for any such offer; or

(c)           in any other circumstances falling within article 3(2) of the EU Prospectus Directive;

provided, that no such offer of the Offered Certificates referred to in clauses (a) to (c) above shall require the Issuing Entity or any Underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of the prior paragraph, (1) the expression an “offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public” in relation to any Offered Certificate in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State, (2) the expression “EU Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each Underwriter has agreed that it will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and regulations.  For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws and regulations of Japan.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market.  These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering.  Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering.  An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions.  These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the Issuing Entity and delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part.  It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about January        , 2015, which is the                            business day following the first date of pricing of the Offered Certificates.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so, and any market making effort may be discontinued at any time.

Morgan Stanley & Co. LLC, an Underwriter, is an affiliate of the depositor and of Morgan Stanley Mortgage Capital Holdings LLC, a mortgage loan seller, an originator and a sponsor and the initial holder of the Linc LIC Non-Securitized B Note, and of Morgan Stanley Bank, N.A., an originator.  Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator and a sponsor, the current holder of the related mezzanine loan with respect to the VA Office Portfolio mortgage loan and the initial holder of the Discovery Business Center Serviced Companion Loan.  CIBC World Markets Corp., an Underwriter, is an affiliate of CIBC Inc., a mortgage loan seller, an originator and a sponsor.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) are intended to be directed to affiliates of Morgan Stanley & Co. LLC, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, and CIBC World Markets Corp., one of the Underwriters and a co-manager for this offering.  That flow of funds will occur by means of the collective effect of the payment by the Underwriters to the depositor of the purchase price for the Offered Certificates and (i) the payment by the depositor to Morgan Stanley Mortgage Capital Holdings LLC (an affiliate of Morgan Stanley & Co. LLC), in its capacity as a mortgage loan seller, of the purchase price for the MSMCH Mortgage Loans, (ii) the payment by the depositor to Bank of America, National Association (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), in its capacity as a mortgage loan seller, of the purchase price for the Bank of America Mortgage Loans and (iii) the payment by the depositor to CIBC Inc. (an affiliate of CIBC World Markets Corp.), in its capacity as a mortgage loan seller, of the purchase price for the CIBC Mortgage Loans.  As a result of the circumstances described above, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Corp. have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc.  In addition, other circumstances exist that result in the Underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121.  See “Risk Factors—Risks Related to Conflicts of Interest—Conflicts of Interest of the Underwriters” in the Free Writing Prospectus.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Certificates in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in the Free Writing Prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates.  Any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offered Certificates or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Exhibit A

EXCEPTIONS TO MORTGAGE LOAN REPRESENTATIONS AND WARRANTIES

Bank of America, National Association Mortgage Loans

APPENDIX I ID#	Mortgage Loan	Representation	Exception
1 ~~8~~	~~One & Only Ocean Club~~Discovery Business Center	(1) Whole Loan; Ownership of Mortgage Loans

$~~85,000,000~~170,000,000 loan to borrower is secured on a pari passu basis by two notes in the following original principal amounts (Note A-1 in amount of $~~55,000,000~~110,000,000 and Note A-2 in amount of $~~30,000,000~~60,000,000).  Note A-~~1~~2 secures the “~~One & Only Ocean Club~~Discovery Business Center Serviced Companion Loan”.

Bank of America will contribute Notes A-~~2~~1 into the MSBAM ~~2014~~2015-C~~19~~20 commercial mortgage securitization. Note A-2 is expected to be contributed to a future securitization. The related whole loan will be serviced pursuant to the pooling and servicing agreement for the MSBAM ~~2014~~2015-C~~19~~20 commercial mortgage securitization.

8	One & Only Ocean Club	(1) Whole Loan; Ownership of Mortgage Loans

$85,000,000 loan to borrower is secured on a pari passu basis by two notes in the following original principal amounts (Note A-1 in amount of $55,000,000 and Note A-2 in amount of $30,000,000).  Note A-1 secures the “One & Only Ocean Club Non-Serviced Companion Loan”.

Bank of America will contribute Notes A-2 into the MSBAM 2015-C20 commercial mortgage securitization. Note A-1 was previously contributed to the into the MSBAM 2014-C19 commercial mortgage securitization. The related whole loan will be serviced pursuant to the pooling and servicing agreement for the MSBAM 2014-C19 commercial mortgage securitization.

1	Discovery Business Center	(6) Permitted Liens; Title Insurance	The related Mortgage secures the Discovery Business Center Mortgage Loan and the Discovery Business Center Serviced Companion Loan on a pari passu basis.
8	One & Only Ocean Club	(6) Permitted Liens; Title Insurance	The related Mortgage secures the One & Only Ocean Club Mortgage Loan and the One & Only Ocean Club Non-Serviced Companion Loan on a pari passu basis.
2	Orlando Maitland Office Portfolio	(6) Permitted Liens; Title Insurance

The sole tenant at the Mortgaged Property referred to as Orlando Maitland Office Portfolio - Summit Park II, Charles Schwab, has a continuous right of first refusal to purchase Summit Park II, however, such right was made subordinate to the lien of the related mortgage pursuant to a subordination agreement.

86	Walgreens - Katy, TX	(6) Permitted Liens; Title Insurance

The sole tenant, Walgreens has a right of first refusal to purchase the Mortgaged Property should the borrower receive a bona fide offer from a third party to purchase the Mortgaged Property, however, such right of first refusal does not apply in the case of a foreclosure sale or deed-in-lieu of foreclosure with respect to the Mortgaged Property.

1, 2, 3, 5, 6, 8, 10, 11, 13, 22, 26, 27, 28, 34, 38, 42, 47, 49, 51, 55,	All BANA Mortgage Loans	(16) Insurance	The related Mortgage Loan documents do not specify that the replacement value does not include a deduction for physical depreciation.